Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of CVS/Caremark Corporation. The tender offer (as defined below) is made solely by the Offer to Purchase dated March 28, 2007 and the related Letter of Transmittal, and any amendments or supplements thereto and is being made to all holders of shares of common stock of CVS/Caremark Corporation. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated, the Dealer Managers for this tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

CVS/CAREMARK CORPORATION

of

Up to 150,000,000 Shares of its Common Stock

At a Purchase Price of $35.00 Per Share

CVS/Caremark Corporation, a Delaware corporation (the “Company”), invites holders of its common stock, $0.01 par value per share, to tender their shares at a price of $35.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL, 24, 2007 (THE “EXPIRATION DATE”), UNLESS THE TENDER OFFER IS EXTENDED.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

All shares acquired in the tender offer will be acquired at the same purchase price. Upon the terms and subject to the conditions of the Offer to Purchase, including the provisions thereof relating to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company will purchase all shares validly tendered and not withdrawn. Shares not purchased in the tender offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration of the tender offer. If more than 150,000,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase shares on the following basis:

(a) first, from all holders of “odd lots” (holders of fewer than 100 shares) who properly tender all their shares and do not properly withdraw them before the Expiration Date;

(b) second, on a pro rata basis from all other stockholders who properly tender shares, other than stockholders who tender conditionally and whose conditions are not satisfied; and

(c) third, only if necessary to permit the Company to purchase 150,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

All other shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase may be withdrawn after 12:00 Midnight, New York City time, on May 22, 2007. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered by an Eligible Institution, must be submitted prior to the release of such shares. Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the shares to be withdrawn. In the case of shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment shares that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

The Company’s Board of Directors has approved this tender offer. However, none of the Company, its Board of Directors or the Dealer Managers make any recommendation to any stockholder whether to tender or refrain from tendering any or all shares or as to the purchase price at which stockholders may choose to tender their shares. Stockholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price at which they will tender those shares. The Company’s directors and executive officers will not tender any of their shares in the tender offer due to the fact that the offer period coincides with one of the Company’s “black-out” periods during which sales of the Company’s securities by insiders is prohibited.

The receipt of cash by stockholders for tendered shares purchased by the Company in the tender offer will generally be treated for United States federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a dividend. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the tender offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at the address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set out below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the tender offer is:

MORROW & CO., INC.

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Please Call: (203) 658-9400

All Others Call Toll Free: (800) 245-1502

The Dealer Managers for the tender offer are:

Lehman Brothers Inc.	Morgan Stanley
745 Seventh Avenue	1585 Broadway
2nd Floor	New York, New York 10036
New York, New York 10019	Toll-free: (866) 818-4954
Toll-free: (888) 610-5877
Attention: Corporate Services Desk

March 28, 2007

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